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                                 [FBL LETTERHEAD]
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                                                                    NEWS RELEASE


FOR IMMEDIATE RELEASE                      CONTACT:
Monday, September 25, 2000                 Jim Noyce, Chief Financial Officer
                                           (515) 225-5599, jnoyce@fbfs.com

             FBL FINANCIAL GROUP TO ACQUIRE KANSAS FARM BUREAU LIFE
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         FBL ANNOUNCES A $75 MILLION SHARE REPURCHASE AND TENDER OFFER

WEST DES MOINES, IOWA, SEPTEMBER 25, 2000 - FBL FINANCIAL GROUP, INC. (NYSE:
FFG) and Kansas Farm Bureau Services, Inc. today announced that they have signed a definitive agreement providing for FBL Financial Group's acquisition of the assets and liabilities of Kansas Farm Bureau Life Insurance Company, for securities with a redemption value of $88 million. In a separate and unrelated transaction, FBL Financial Group, Inc., announced a $53 million share repurchase and $22 million tender offer for an aggregate of 3,750,000 of its Class A common shares at a fixed price of $20 per share, or a total of $75 million.

"The acquisition of Kansas Farm Bureau Life is our most significant accomplishment since going public in 1996 and is in keeping with our three-pronged growth strategy, which includes consolidations and alliances with other Farm Bureau affiliated insurance companies," said Bill Oddy, Chief Executive Officer of FBL Financial Group. "Kansas Farm Bureau Life is a great company and an excellent fit for us. Kansas Farm Bureau Life has a strong market position and is ranked No. 1 for total life insurance and annuity market share in the state of Kansas. We both serve a niche marketplace of Farm Bureau members, and they have been a valued variable alliance partner since 1995."

Michael Wilds, Chief Executive Officer of Kansas Farm Bureau Services, stated, "We are excited to be a part of FBL Financial Group. We have known and worked with FBL for a long time and know that we have a lot of similarities and strengths that make it natural for us to combine with them. Through our variable product alliance, our employees and agents have worked with FBL on a daily basis, and because of that daily interaction, we know what a top-notch organization FBL is. Our customers and agents will benefit from FBL's extensive and competitive product portfolio."

DETAILS OF THE KANSAS FARM BUREAU LIFE TRANSACTION. Under the terms of the agreement, The Kansas Farm Bureau, sole shareholder of Kansas Farm Bureau Services, will receive 3,411,000 shares of FBL Financial Group mandatorily redeemable, voting, Series C preferred stock with a par value of $25.8425 per share. The transaction, which is expected to close in the first quarter of 2001, will be treated as a tax-free reorganization and will be accounted for using purchase accounting treatment. The assets and liabilities of Kansas Farm Bureau Life will be transferred to FBL's subsidiary, Farm Bureau Life Insurance Company. The transaction is subject to various regulatory and tax approvals. The boards of directors of both companies have approved the transaction.


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FBL Financial Group, Inc.
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KANSAS FARM BUREAU LIFE PROFILE. Kansas Farm Bureau Life, with headquarters in
Manhattan, Kansas, has 63 employees and 313 exclusive agents. Kansas Farm Bureau Life currently sells a wide array of traditional life insurance and annuity products and variable products (through its alliance with FBL) to its target market of 125,000 Farm Bureau member families in the state of Kansas. Following the acquisition by FBL, Kansas Farm Bureau Life agents will continue to do business under the Farm Bureau name. FBL plans to utilize Kansas Farm Bureau Life's Manhattan location as an operational service center.

As of August 31, 2000, Kansas Farm Bureau Life, on a statutory basis, had assets of $648 million and capital and surplus of $50 million. During 1999, statutory revenues totaled $137 million, including annuity considerations of $50 million and life insurance premiums of $25 million. Statutory net income totaled $4.8 million in 1999, $4.7 million in 1998 and $4.4 million in 1997. Historical GAAP financial information is not available.

DETAILS OF SHARE REPURCHASE AND TENDER OFFER. FBL's Board of Directors has authorized the repurchase of 3,750,000 Class A common shares at a fixed price per share of $20 for a total repurchase of $75 million. This amount represents approximately 12.57 percent of FBL's Class A common shares outstanding. The fixed price per share of $20 represents a 32 percent premium to the September 22, 2000 closing price of $15.19 per share.

In privately negotiated transactions, FBL's majority shareholder, the Iowa Farm Bureau Federation, and eighteen other Farm Bureau associated shareholders, owning 71 percent of the Class A shares, agreed to sell 2,648,538 Class A common shares to FBL at a fixed price of $20 per share for a repurchase of $53.0 million. This represents 12.57 percent of the Class A holdings of each seller. All of the sellers advised FBL they will not participate in the tender offer. Seven Farm Bureau entities, owning two percent of the Class A shares, did not participate in the private transaction. These entities may participate in the public tender at their discretion.

FBL is initiating the public tender offer for the remaining $22.0 million ($75.0 million less the privately negotiated $53.0 million transaction). This amount represents 1,101,462 shares at a price of $20 per share. In the public tender offer, FBL will first purchase shares tendered by odd lot holders. FBL will then purchase all other shares tendered, but on a pro rata basis if the offer is oversubscribed. The offer is not conditioned on any minimum number of shares being tendered. The offer will commence Tuesday, September 26, 2000, and will expire at 5:00 p.m., New York City time, on Thursday, October 26, 2000, unless the offer is extended by FBL. FBL's directors and executive officers have advised FBL that they will not tender any of their shares in the offer.

Commenting on the repurchases, FBL Financial Group Chief Financial Officer Jim Noyce stated, "We are repurchasing $75 million of our shares in order to utilize excess capital and improve our return on equity. We have a history of proactively managing our capital base for the benefit of our shareholders and this tender offer is another demonstration of our commitment to capital management. We reviewed several alternatives for utilizing our excess capital and decided on this share repurchase and tender offer as they are a very efficient means of repurchasing shares and provide for equal participation from our Farm Bureau shareholders."


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FBL Financial Group, Inc.
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Keefe, Bruyette & Woods, Inc. will act as the dealer manager and information agent for the offer and ChaseMellon Shareholder Services, L.L.C. will be the depositary for the shares tendered. Questions or requests for assistance may be directed to Keefe, Bruyette & Woods, Inc., toll free at (877) 298-6520. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of FBL Financial Group, Inc. common stock. The offer will be made solely by the offer to purchase dated September 26, 2000, and the related letter of transmittal.

The offer is subject to a number of other terms and conditions that are specified in the Offer to Purchase being distributed to stockholders. Further information from FBL's SEC filings will be available on FBL's web site (www.fblfinancial.com).

FINANCIAL IMPACT OF THE TWO TRANSACTIONS. Excluding any cost savings, the Kansas Farm Bureau Life acquisition is expected to result in a slight increase in earnings per share for the year 2001. As certain administrative functions are consolidated into FBL's West Des Moines, Iowa home office and operational efficiencies are achieved, further earnings accretion is expected. The tender offer is expected to be accretive to earnings per share as shares outstanding are expected to decrease by 3,750,000 shares, which is 12 percent of total Class A and Class B common shares outstanding. FBL will incur certain transaction costs related to the tender offer and will forgo investment returns of approximately 7.0 percent on the $75 million used in the tender offer.

THE STATEMENTS IN THIS RELEASE CONCERNING EARNINGS ACCRETION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES, INCLUDING ACHIEVING EXPENSE REDUCTIONS AND OPERATIONAL EFFICIENCIES, MEETING FINANCIAL PROJECTIONS, AND OBTAINING FULL SUBSCRIPTION TO THE TENDER OFFER. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON ASSUMPTIONS, WHICH FBL BELIEVE TO BE REASONABLE. NO ASSURANCE CAN BE GIVEN THAT THE ASSUMPTIONS WILL PROVE TO BE CORRECT, AND THE DIFFERENCE BETWEEN ASSUMPTIONS AND ACTUAL RESULTS COULD BE MATERIAL.

FBL Financial Group (www.fblfinancial.com) is a holding company whose primary operating subsidiaries include Farm Bureau Life Insurance Company and EquiTrust Life Insurance Company. FBL underwrites, markets and distributes life insurance, annuities and mutual funds to individuals and small businesses. FBL's three-pronged growth strategy includes (1) internal growth within its traditional Farm Bureau distribution network in 14 midwestern and western states, (2) alliances and consolidations with other Farm Bureau companies and
(3) other alliances and consolidations.


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FBL Financial Group, Inc.
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      FBL FINANCIAL GROUP, INC. / KANSAS FARM BUREAU LIFE INSURANCE COMPANY
                             ACQUISITION FACT SHEET

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                                                                FBL FINANCIAL GROUP            KANSAS FARM BUREAU LIFE
Founded (Company or Predecessor) .................                             1945                               1948
Headquarters......................................            West Des Moines, Iowa                  Manhattan, Kansas
Employees.........................................                            1,200                                 63
Chief Executive Officer ..........................                  William J. Oddy                   Michael D. Wilds
Exclusive Farm Bureau territory ..................                14 midwestern and                             Kansas
                                                                     western states
Number of Farm Bureau member
   families in operating territory ...............                          572,000                            125,000
Exclusive agents..................................                            1,460                                313
Assets............................................                     $3.7 billion                       $648 million*
Life insurance in force...........................                    $21.8 billion                       $4.7 billion


                                                                                                       * Statutory basis
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ASSETS TO BE ACQUIRED. FBL's acquisition of Kansas Farm Bureau Life is structured as an acquisition of all the assets and liabilities of Kansas Farm
Bureau Life, except 200,000 FBL common shares currently held by Kansas Farm
Bureau Life. These assets and liabilities will be acquired by, and operations consolidated into, Farm Bureau Life Insurance Company, an FBL subsidiary.

CONVERSION RIGHTS. In the event of change in control of FBL, Kansas Farm Bureau will have the option to convert the newly issued Series C preferred stock into FBL Class A common stock on a one-for-one basis.

MANDATORY REDEMPTION. 49.9% of the Series C preferred shares will be redeemed at par one year following the issue date and the remaining 50.1% will be redeemed at par five years following the issue date.

VOTING RIGHTS. The Series C preferred stock will have the same voting rights as 3,411,000 shares of FBL's Class A common stock.

DIVIDENDS. Dividends on Series C preferred stock will accrue quarterly and any accrued dividend will be paid on redemption. The preferred stock dividend per share paid each quarter will be the greater of 1) $0.10 per preferred share outstanding or 2) the common stock dividend then payable. Dividends on the preferred stock will increase at the same per share amount as any increase in the common dividend.

FAIRNESS OPINION. A fairness opinion on the transaction has been issued by Keefe, Bruyette & Woods, Inc.

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